November 27, 2024

Thomas Chen
Chief Executive Officer
NeOnc Technologies Holdings, Inc.
2 Dole Drive
Westlake Village, CA 91362

       Re: NeOnc Technologies Holdings, Inc.
           Draft Registration Statement on Form S-1
           Submitted October 29, 2024
           CIK No. 0001979414
Dear Thomas Chen:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1.     Please revise to identify the Advisor on your cover page.
2. We note that you are a "controlled company" within the meaning of the listing rules of
       The Nasdaq Stock Market. Please revise your cover page to identify your controlling shareholder and disclose their ownership percentage.
Prospectus Summary, page 1

3. Please revise your opening discussion on page 2 about the company's net losses and accumulated deficit to include the most recent financial information to include your interim financial information.
 November 27, 2024
Page 2

Prospectus Summary
Summary of Risks Related to Our Business, page 4

4. Please revise this section to remove any summary risk factors that do not have corresponding risk factor disclosure. For example only, we note that there do not seem to be risk factors related to the following summary risk factors:
          "Even if we complete this offering, we will require additional financing to advance the development of our product candidates. Failure to obtain this necessary capital could force us to delay, limit, reduce or terminate our operations."
          "We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future."
          "We have never generated any revenue from product sales and may never become profitable."
      Please remove these risks from your summary or revise to include appropriate risk factor disclosure for each risk identified in this section.
5. Please revise to highlight the risks related to your direct listing and volatility of your common stock following this offering in your summary.
Risk Factors
Our common stock currently has no public market. An active trading market may not develop..., page 65

6. Please revise this risk factor to clearly state that the opening trading price of your common stock may be unrelated to historical sales prices. Please also revise here to discuss how your public reputation and brand recognition may impact the demand for shares of your common stock.
Management's Discussion and Analysis of Financial Condition and Results of Operation
Contractual Obligations and Commitments, page 92

7. Please revise to include all of the company's contractual obligations and commitments in this section to be consistent with the information throughout the registration statement in accordance with Item 303(b)(1) of Regulation S-K. For example, the legal settlement with the company's vendor disclosed on page F-18 is not discussed in this section.
Business
The Pipeline of NeOnc Drug, page 99

8. We note that your pipeline table on page 99 indicates that an IND has been filed for
      NEO100-03. We note elsewhere in your registration statement that an IND for
      "[i]ntranasal delivery of NEO100 alone, and in combination with doxorubicin for pediatric brain tumors" is "in the process of being prepared." Please reconcile this disclosure or, alternatively, please advise. To the extent that an IND has not yet been filed for this drug candidate, please revise your pipeline table accordingly.
 November 27, 2024
Page 3
Patient Survival: Comparison of NeOnc's Phase I Trial to Other Cancer Trials , page 103

9. We note your disclosure here, on page 124 and elsewhere comparing the results of your clinical trials against current standards of care for recurrent malignant gliomas.
       Please remove these comparisons throughout suggesting that your treatment candidates that are not FDA approved are as effective or superior to approved therapies. You may present objective results of your clinical trials, but such results should not be compared to alternative treatment products unless head-to-head studies were conducted.
Exclusive Patent License Agreement between USC and our Company, page 128

10. We note your disclosure on page 129 that you entered into a settlement agreement whereby "the Company and OEP terminated the OEP Agreement in exchange for a payment in the amount of $4,000,000 payable by the Company to OEP within ten days of the close of the Company's initial public offering." Please clarify this disclosure here and elsewhere as appropriate to explain whether this payment will be made by the Company to OEP as a result of this offering.
Settlement Agreements with Licenses, page 130

11. We note your disclosure on page 130 that you "agreed to settle the dispute [with Fox
       Infused] for a $600,000 payment by [you] to Fox Infused within 5 business days of the closing date of [your] initial public offering or March 31, 2024." Please revise your disclosure here to clarify whether this payment will be made as a result of this offering. Additionally, please revise your risk factors to include a discussion of the risks associated with being in default under the terms of your settlement agreement with Fox Infused.
Plan of Distribution, page 186

12.    Please disclose whether you will be involved in Nasdaq   s price-setting
mechanism. In
       your revisions, clarify if you will coordinate or communicate with the Advisor with respect to any decision to delay or proceed with trading.
13. Please clarify whether the fee paid to the Advisor is entirely contingent on the successful consummation of the direct listing or whether any portion of the fee is required to be paid regardless of whether the direct listing is completed.
 November 27, 2024
Page 4

       Please contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Joshua Gorsky at 202-551-7836
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:   Thomas J. Poletti, Esq.